June 29, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
 Attention: Ms. Lulu Cheng and Ms. Rolaine S. Bancroft
Re:	Verizon ABS LLC Registration Statement on Form SF-3 Filed May 2, 2018 File No. 333-224598
Dear Ms. Cheng and Ms. Bancroft:
On May 2, 2018, our client, Verizon ABS LLC (the "Company"), filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SF-3 (the "Initial Registration Statement"), including a form of prospectus for use in offering asset-backed notes (the "Initial Prospectus") and certain exhibits.  On May 29, 2018, we received a letter containing your comments (the "Comments") to the Initial Registration Statement.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement, including an amended form of prospectus (the "Amended Prospectus"), certain amended exhibits and certain new exhibits.   Submitted below, on behalf of the Company, are the Company's responses (the "Responses") to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.

Form of Prospectus
Cover Page
1.
Comment: Please revise the statement "[t]he notes will be obligations of the trust only... (emphasis added)" to clarify that the notes represent obligations of the "issuing entity." Refer to Item 1102(d) of Regulation AB.

Response:  We direct your attention to the cover page of the Amended Prospectus, where we have made the requested change.
Forward-Looking Statements, Page 6

Securities and Exchange Commission
June 29, 2018

2.
Comment: Please delete reference to "Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act" since the statutory safe harbor for forward-looking statements is only available to an issuer that is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.  The depositor for the issuing entity of an asset-backed security is a different "issuer" from that same person acting as a depositor for any other issuing entity or for purposes of that person's own securities.  Refer to footnote 1017 of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).

Response:  We direct your attention to page 6 of the Amended Prospectus, where we have deleted the reference to "Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act."
Transaction Credit and Payment Enhancement Diagram, page 10
3.
Comment: Please revise to include, here or elsewhere as appropriate, a summary of how losses not covered by credit enhancement or support will be allocated to the securities.  Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response:  We direct your attention to pages 10, 29 and 142 of the Amended Prospectus, where we have included a summary of how losses not covered by credit enhancement will be allocated to the securities.
Risk Factors, page 37
4.
Comment: It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering.  Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you.  Refer to the Plain English Disclosure Adopting Release (Release No. 337497).  As an example only, consider the risk factor "Failure to pay principal on the notes will not be an event of default until the final maturity date" on page 42.  It is unclear from this risk factor what the risk to the investors is.  Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed.  Refer to Item 503(c) of Regulation S-K.

Response:  We direct your attention to pages 39-67 of the Amended Prospectus, where we have revised certain risk factors to better discuss the risks to noteholders associated with the offering.
5.
Comment: We note your disclosure on page 86 that Verizon Wireless offers, but does not require, property insurance for customers' wireless devices.  If significant to this offering, please revise your risk factor disclosure to discuss any risks of loss on the noteholders' investments relating to any failure to obtain or maintain property insurance on the devices.

Securities and Exchange Commission
June 29, 2018

Response: The risks of loss on the noteholders' investments relating to any failure to obtain or maintain property insurance on the devices is not significant to this offering.  The receivables are not secured by the wireless devices.  In the event of an insured loss, the customer would receive a replacement device.  There are no cash insurance proceeds.
6.
Comment: If significant to your offering, please add a risk factor to discuss any risks relating to any changes in borrower payment behavior if cellular service is disrupted, including in the event Verizon Communications Inc. is dissolved or if large segments of its business are divested.

Response: We direct your attention to page 55 of the Amended Prospectus, where we have revised the risk factor "An interruption or degradation of wireless service provided by Verizon Wireless could result in reduced collections on the receivables, and you may incur losses on your notes" to also cover the risks relating to any changes in borrower payment behavior if cellular service is disrupted, including in the event Verizon Communications Inc. is dissolved or if its wireless business is divested.
Changing characteristics of the receivables during the [revolving period] [prefunding period] could adversely impact the notes, page 48
7.
Comment: We note your statement here that "additional receivables may be originated by the originators using origination and underwriting policies and procedures that are different from those applied by the originators to the initial receivables."  We also note your statement on page 83 that the additional receivables will be originated "pursuant to the origination practices and policies set forth under 'Origination and Description of Device Payment Plan Agreement Receivables – Underwriting Criteria'." Please reconcile these statements or advise.

Response:  We direct your attention to pages 49, 81 and 99 of the Amended Prospectus, where we have revised the statements contained therein to clarify that the additional receivables will be originated by the originators using the origination practices and policies set forth under "Origination and Description of Device Payment Plan Agreement Receivables – Underwriting Criteria," as in effect on the date of such origination.
Federal financial regulatory reform could have an adverse impact on Cellco, the depositor, the trust or the master trust, page 64
8.	Comment: Please revise to provide more detail about the pending regulation that could have a significant effect on your offering.
Response: We direct your attention to pages 62-63 of the Amended Prospectus, where we have provided more detail about the potential impact of pending regulations on any offering.  We respectfully note that there are currently no other additional risks relating to pending federal financial regulation of which the Company is aware.

Securities and Exchange Commission
June 29, 2018

The noteholders have limited control over amendments to the indenture and other transaction documents, page 67
9.
Comment: We note your statement that certain amendments to the indenture and other transaction agreements "may" require the consent of holders representing only a certain percentage interest of the notes of the controlling class.  Because risk factors should discuss risks significant to a particular offering, please revise to make clear that, at the time of prospectus you will indicate whether the indenture and other transactions agreements "will" require consent of holders representing only a certain percentage interest of the notes of the controlling class.

Response:  We direct your attention to page 65 of the Amended Prospectus, where we have made the requested change.
Indenture Trustee, page 75
10.
Comment: We note your discussion that the indenture trustee will not be required to exercise any of its rights or powers, or take action in response to requests or directions of any noteholders.  We also note a similar discussion with respect to the owner trustee on page 73.  Please revise or tell us why such contractual provisions would not undermine the trustees' duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.

Response:  We direct your attention to pages 66, 70, 71 and 73 of the Amended Prospectus, where we have revised the language to clarify that the indenture trustee and the owner trustee will be required to exercise their respective duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution, asset representations review and noteholder communication.
Sponsor, Servicer, Custodian, Marketing Agent and Administrator
Servicer, Custodian, Marketing Agent and Administrator, page 80
11.
Comment: Please revise your disclosure to include a more detailed discussion of the servicer's experience acting as servicer for transactions involving similar pool assets, including information regarding the size, composition and growth of the servicer's portfolio of serviced assets of the type included in the current transaction.  Refer to Item 1108(b)(2) of Regulation AB.

Response:  We direct your attention to page 78 of the Amended Prospectus, where we have included a more detailed discussion of the servicer's experience acting as servicer for transactions involving similar pool assets, including information regarding the size, composition and growth of the servicer's portfolio of serviced assets of the type included in the current transaction.  We have also included cross-references to (i) the tables under "Servicing the Receivables and the Securitization Transaction—Delinquency and Write-Off Experience" and Annex A, which show Cellco's servicing experience for its entire

Securities and Exchange Commission
June 29, 2018

portfolio of consumer device payment plan agreements and (ii) Annex B, which shows Cellco's servicing experience for transactions involving assets similar to the receivables.
12.
Comment: We note that Cellco, as originator and as servicer, has an obligation to reacquire a receivable for a breach of any representation.  Please confirm that you will provide information regarding Cellco's financial condition if there is a material risk that the ability of Cellco to comply with the reacquisition provisions could have a material impact on pool performance or performance of the asset-backed securities.  Refer to Items 1104(f) and 1110(c) of Regulation AB.

Response:  On behalf of the Company, we confirm that the Company will provide information regarding Cellco's financial condition if there is a material risk that the ability of Cellco to comply with the reacquisition provisions could have a material impact on pool performance or performance of the asset-backed securities.
Origination and Description of Device Payment Plan Agreement Receivables Underwriting Criteria, page 86
13.
Comment: Please revise your disclosure here, and throughout the prospectus as necessary, to provide more detail about the solicitation, credit-granting or underwriting criteria used to purchase the pool assets and whether and the extent to which such policies and criteria are or could be overridden.  Refer to Item 1111(a)(3) of Regulation AB.  For example, we note your statement that the "custom credit risk score is generated automatically (except with respect to a small number of applications where the information needs manual intervention) from the applicant's credit data..." Please revise to describe what you mean by "small number" and what such "manual intervention" may be.

Response: We direct your attention to pages 85 and 86 of the Amended Prospectus, where we have revised the disclosure to provide more detail about the underwriting process and clarified that the automated credit decisions cannot be overwritten.  In addition, we have revised the disclosure to clarify that approximately 1% of applications require manual intervention and to further describe such manual intervention.
14.
Comment: In addition, we note your statement that with respect to a small portion of new customer applications, for whom a traditional credit report is not available, alternate credit data is used for risk assessment in such instances.  Please revise to describe what such "alternate credit data" may be.

Response: We direct your attention to pages 85 and 86 of the Amended Prospectus, where we have revised the disclosure to provide further detail on the alternative credit data that is used for risk assessment.
15.
Comment: We note your bracketed statement that Verizon Wireless does not consider any of the initial receivables to have been originated pursuant to exceptions to its underwriting criteria.  However, we also note your bracketed disclosure on page 21

Securities and Exchange Commission
June 29, 2018

that information regarding any exceptions may be included.  Accordingly, please revise your disclosure here to include bracketed placeholder that if any exception receivables are included in the pool, information indicating how these receivables deviate from the underwriting criteria, the amount and the percentage of the pool that were originated as an exception to the underwriting criteria, data on the amount and the characteristics of the exception receivables, and the factors that may be considered when making the decision that exception receivables should be included in the pool, will be included.  Refer to Item 1111(a)(8) of Regulation AB.

Response:  We direct your attention to pages 21 and 86 of the Amended Prospectus, where we have added a bracketed placeholder that if any exception receivables are included in the pool, information and, if applicable, data indicating how these receivables deviate from the underwriting criteria, the amount and the percentage of the pool that were originated as an exception to the underwriting criteria, the amount and the characteristics of the exception receivables, and the factors that may be considered when making the decision that exception receivables should be included in the pool, will be included.
Servicing the Receivables and the Securitization Transaction, page 90
16.
Comment: We note your statement here and elsewhere in the prospectus that summaries of certain transaction agreements do not purport to be complete and are qualified in their entirety by reference to the respective agreements.  As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate.  While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete.  Please revise accordingly here and elsewhere in the prospectus as necessary.

Response:  We direct your attention to pages 68, 89, 98 and 117 of the Amended Prospectus, where we have revised the referenced statements to state that the disclosure summarizes material terms of the applicable agreement and that investors should read the entirety of the applicable agreement for a more complete discussion.
Delinquency and Write-off Experience, page 93
17.
Comment: Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus.  Refer to General Instruction I.B.1(e) of Form SF-3.

Response:  On behalf of the Company, we confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus.
Receivables

Securities and Exchange Commission
June 29, 2018

Representations About the Receivables, page 107
18.
Comment: We note your disclosure regarding representations and warranties made by each originator and the servicer to the depositor.  Please revise to clarify how and to what extent these representations and warranties extend to noteholders.

Response:  We direct your attention to pages 81, 82, 100 and 107 of the Amended Prospectus, where we have clarified that the representations and warranties made by each originator and the servicer to the depositor are subsequently assigned by the depositor to the issuing entity and by the issuing entity to the indenture trustee, on behalf of the noteholders.
Asset Representations Review, page 109
19.
Comment: We note your disclosure that "noteholders and Verified Note Owners...holding at least 5% of the Note Balance" may initiate a vote for an asset representations review." On page 68 under "Risk Factors—Because the notes are in book-entry form, your rights can only be exercised indirectly," we note your disclosure that the indenture trustee will not recognize an investor as a "noteholder" as that term is used in the indenture so long as the notes are held in book-entry form.  Please revise your disclosure to make it clear that the investors will be able to initiate a vote for an asset representations review.

Response:  We direct your attention to page 66 of the Amended Prospectus, where we have revised the disclosure to make it clear that the investors will be able to initiate a vote for an asset representations review.
20.
Comment: We note your disclosure that a delinquency trigger will occur if the aggregate principal balance of Receivables that are more than [60] days delinquent exceeds the specified percentage threshold.  We also note your disclosure that upon the requisite affirmative vote of the noteholders to direct an asset representations review, the asset representations reviewer will determine which receivables will be subject of a review.  Please revise your disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent, as required by the shelf-eligibility provisions of Form SF-3.  Refer to General Instruction I.B.1(b)(D) of Form SF-3.

Response:  We respectfully clarify that the language included on page 110 of the prospectus states that "the Asset Representations Reviewer will have no obligation (emphasis added) to: (i) determine whether a delinquency trigger has occurred or whether the required percentage of noteholders has voted to direct a review, (ii) determine which Receivables are to be the subject of a review (emphasis added), (ii) obtain or confirm the validity of the information to be reviewed, (iii) obtain missing or insufficient review information, or (iv) take any action or cause any other party to take any action to enforce any remedies for breaches of representations or warranties."   We further note that "ARR Receivables" are defined on page 75 as "all Receivables that are 60 days or more delinquent."  To further clarify that the asset representations reviewer has no discretion in

Securities and Exchange Commission
June 29, 2018

this regard, we refer you to pages 35, 75 and 109 of the Amended Prospectus, where we have clarified the language to state that the Asset Representations Reviewer will perform a review of all ARR Receivables.
21.
Comment: We note your disclosure that the asset representations reviewer is only required to perform the specific tests enumerated in the asset representations review agreement, and is not obligated to perform additional procedures on any receivable.  Please revise the disclosure to clarify that such duties will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.  General Instruction I.B.1(b)(C) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties on the pool assets".

Response:  We respectfully clarify that the language included on pages 109-110 of the prospectus states that "The review procedures for each ARR Receivable will consist of tests designed to determine whether that ARR Receivable was or was not in compliance with the representations and warranties made regarding that ARR Receivable in the applicable receivables transfer agreement."  The specific tests enumerated in the asset representations review agreement have been developed between the Company and the asset representations reviewer in an effort to test the compliance of the receivables with the representations and warranties in as thorough a manner as practicable, given the information that is available to the Company and that will be available to the asset representations reviewer.
22.
Comment: We note your disclosure that if a noteholder or verified note owner notifies the indenture trustee that it considers any non-compliance of any representation to be a breach of the receivables transfer agreement, or submits a reacquisition or acquisition request, the indenture trustee will forward that written notice of the administrator and the related originator or servicer.  We also note your disclosure on page 115 that the related originator or servicer must resolve any such noteholder request within 180 days of its receipt of such request.  Please include a time frame within which the indenture trustee must forward such written notice.

Response:  We direct your attention to page 110 of the Amended Prospectus, where we have clarified that, with respect to any written notice received by the indenture trustee from a noteholder or verified note owner that it considers any non-compliance of any representation to be a breach of the receivables transfer agreement, or submits a reacquisition or acquisition request, the indenture trustee must forward such written notice to the administrator and the related originator or servicer within five business days of receipt by the indenture trustee.
Dispute Resolution, page 114
23.	Comment: We note your disclosure that the requesting party must provide its notice to initiate dispute resolution within [30] days after the indenture trustee's delivery of the

Securities and Exchange Commission
June 29, 2018

notice of the end of the 180-day period.  Please expand your disclosure to include the manner of delivery of such notice and the time frame within which such notice will be delivered to the requesting party.

Response:  We direct your attention to page 114 of the Amended Prospectus, where we have expanded the disclosure to include the manner of delivery of notice to the requesting party and the time frame within which such notice will be delivered to the requesting party.
24.
Comment: We note your bracketed language that investors must pursue non-binding arbitration or mediation before bringing a suit in court.  General Instruction I.B.1(c) of Form SF-3 requires that agreements provide that a party submitting a repurchase request have the right to refer the matter to mediation or arbitration at its discretion and that the party that is obligated to repurchase must agree to the selected resolution method.  Requiring that an investor pursue dispute resolution, or that the party obligated to repurchase must agree to dispute resolution is inconsistent with the shelf requirement.  Please delete the bracketed language.

Response:  We direct your attention to pages 36 and 115 of the Amended Prospectus, where we have deleted the referenced bracketed language.
Review of Receivables, page 116
25.
Comment: We note that a third party will assist in the review of the assets.  Please confirm that, if you or an underwriter obtain a due diligence report from a third party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third party due diligence report that you or the underwriter have obtained.  Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response:  On behalf of the Company, we confirm that, if the Company or an underwriter obtains a due diligence report from a third party provider, the Company or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third party due diligence report that the Company or the underwriter has obtained.
26.
Comment: We note your statement that additional receivables may be added to the pool.  Please revise your prospectus where appropriate to include a description of the Rule 193 review for assets that may be added to the pool during the revolving and prefunding periods, and the corresponding Items 1111(a)(7) and (a)(8) of Regulation AB disclosure.

Response:  We direct your attention to page 116 of the Amended Prospectus, where we have expanded the disclosure to include a description that additional receivables to be

Securities and Exchange Commission
June 29, 2018

added to the pool during the revolving or prefunding period will be reviewed to confirm that they meet the eligibility criteria and satisfy certain pool tests and that the addition of these receivables would not result in an amortization event.
Description of the Notes
Optional Acquisition of Receivables; Clean-up Redemption of the Notes, page 126
27.
Comment: Please explain how the optional acquisition and clean-up redemption is consistent with Rule 3a-7 under the Investment Company Act of 1940 ("1940 Act").  In so doing, please explain whether such right makes a note a "redeemable security" as that term is defined in Section 2(a)(32) of the 1940 Act.

Response:  As noted on the cover and at pages 36 and 37 of the Amended Prospectus, in any particular transaction, the issuer may rely on either Rule 3a-7 under, or Section 3(c)(5)(A) or (B) of, the 1940 Act, in order not to be required to register as an investment company thereunder.  Both provisions require that the issuer not issue "redeemable securities" within the meaning of Section 2(a)(32) of the 1940 Act.  "Redeemable securities" are defined as securities, "other than short-term paper, under the terms of which the holder (emphasis added), upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof."
Securities that are redeemable at the direction of the issuer, not the holder, do not run afoul of the prohibition.  See, e.g., United States Property Investments, NV, SEC No-Action Letter (May 1, 1989).  Here, the holders of the rights to initiate an Optional Acquisition and Clean-up Redemption or an Optional Redemption are certificateholders of the trust that have voting interests (i.e., the owners of the equity in the trust, not the noteholders).  Further, we have revised the disclosure at pages 18, 126 and 127 to make it clear that only certificateholders that have voting interests and are originators, or are affiliated with the originators, all of which are also affiliates of the depositor, the True-up Trust, Verizon Communications Inc. and the sponsor, will be entitled to vote for an Optional Acquisition and Clean-Up Redemption or an Optional Redemption.  The certificates that have voting interests are expected to be held by the True-up Trust, which is an affiliate of the sponsor and of Verizon Communications Inc.  Holders of the notes to be offered and sold pursuant to the registration statement have no right to initiate an Optional Acquisition and Clean-Up Redemption or an Optional Redemption.  Similarly, the new optional reacquisition right, which is described on pages 35 and 114 of the Amended Prospectus, is held by the originators, the master trust and any additional transferor, and is not a right of holders of the notes to be offered and sold pursuant to the registration statement.
For these reasons, the rights of the applicable certificateholders to initiate an Optional Acquisition and Clean-Up Redemption or an Optional Redemption, or the rights of the originators, the master trust and any additional transferor to exercise the optional

Securities and Exchange Commission
June 29, 2018

reacquisition right, do not mean that the notes are redeemable securities the issuance of which would foreclose the issuer's reliance on Rule 3a-7 or Section 3(c)(5)(A) or (B).

Optional Redemption of the Notes, page 126
28.
Comment: We note your disclosure that in connection with an optional redemption, the trust may offer to transfer the entire pool of receivables to another Verizon special purpose entity or a third party purchaser.  Please revise to provide more detail about when an option redemption and transfer of assets could take place and who would direct the trust to make an offer.

Response:  We direct your attention to pages 18, 126 and 127 of the Amended Prospectus, where we have clarified that, with respect to an Optional Redemption, the administrator would direct the trust to make an offer after the agreement by 100% of the certificateholders that have voting interests and are originators, or are affiliated with the originators, and the administrator, on behalf of the trust.
Credit Risk Retention, page 149
29.
Comment: Please revise your disclosure here and elsewhere in the prospectus as necessary to identify the "nominee of the Originators" who will be retaining risk retention in the transaction.  Refer to Rule 3(a) of Regulation RR (17 CFR Part 246).

Response:  We direct your attention to the cover and to pages 8, 15 and 79 of the Amended Prospectus, where we have identified the True-up Trust as the "nominee of the Originators."
30.
Comment: Please revise your disclosure to include bracketed disclosure regarding the sponsor's provision of post-closing disclosure relating to the eligible horizontal residual interest, the eligible horizontal cash reserve account and the eligible vertical interest, including where such disclosure will be found.  Refer to Rules 4(c)(1)(ii), 4(c)(1)(iii)(C) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

Response:  We respectfully refer you to the language on pages 151 and 154 regarding the sponsor's provision of post-closing disclosure relating to the eligible horizontal residual interest, the eligible horizontal cash reserve account and the eligible vertical interest, including that such disclosure will be found in the first monthly investor report.  We have also clarified on pages 151 and 154 that this monthly investor report will be included in the Form 10-D for the related collection period.
Part II – Information Not Required in Prospectus
Item 15.  Undertakings.
31.	Comment: Please revise to remove the undertaking under Item 512(i) of Regulation S-K as it does not apply to offerings of asset-backed securities on Form SF-3 relying on

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June 29, 2018

Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).
Response:  We direct your attention to the revised Undertakings included in Part II, where we have removed the undertaking under Item 512(i) of Regulation S-K.
Exhibits
Exhibit 5.1 – Opinion of Morgan, Lewis & Bockius LLP with respect to legality, and Exhibit 8.1– Opinion of Morgan, Lewis & Bockius with respect to tax matters
32.
Comment: We note counsel's legal opinions are limited to the laws of the State of New York and to the federal laws of the United States.  Please have counsel revise the legal opinions or provide separate legal opinions with respect to the laws of the State of Delaware, as counsel must also consider the law of the jurisdiction under which each registrant is organized (including Verizon DPPA Master Trust, a Delaware statutory trust) in order to provide the binding obligation opinions with respect to the notes.  Refer to sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19 ("Legality and Tax Opinions in Registered Offerings").

Response:  Pursuant to the staff's request and section II.B.1.e. and II.B.3.b. of Staff Legal Bulletin No. 19, we have filed as Exhibit 5.2 to Amendment No. 1 to the Registration Statement an opinion of Morris James LLP as to the trust's (1) formation, (2) power and authority to execute, deliver and perform its obligations under the related indenture and to issue the related notes, and (3) due authorization of such indenture and notes.
Verizon DPPA Master Trust is neither a registrant nor an issuer of any notes registered under the Registration Statement, so we have not addressed it in any filed legal opinions.

Should you have any further questions or comments please contact me at 212-309-6200.

Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Audrey Prashker, Esq.